Exhibit 99.2

Therapix Biosciences Issues CEO Letter to its Shareholders

TEL AVIV, Israel, November 24, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (OTC Pink: TRPXY) (the “Company”), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based pharmaceuticals, today released a letter to its shareholders from its Chief Executive Officer, Mr. Amitay Weiss.

Dear Shareholders,

I am pleased to reach out for the first time since I was appointed CEO and as the company enters its exciting new chapter ahead. Recently, the company’s Board of Directors and CEO were replaced by a new, motivated and experienced team; one that is committed to turning the company around and steering it in the right direction.

I can imagine that some of you experienced many disappointments in the past years. That said, after close examination of the company’s priorities, I am confident that the new management (me included) possesses the right tools to reach the company’s true potential and provide value to its shareholders.

Our first priority was to ensure the company’s future by reinforcing its financial strength and establishing a budget that will allow us to achieve notable milestones. Recently, we announced a $4.2 million equity offering.

Strengthening the company’s financial structure will allow us to work towards advancing our technology and pursuing strategic opportunities including expanding our pipeline by exploring ways to strengthen our portfolio through internal and external business growth strategies of innovative technologies and products, given sufficient capital for funding.

Currently the company has several pre-clinical and clinical programs in its high potential R&D pipeline. Additionally, the company also has a valuable asset addressing the supplement market; CannAmideTM; an Endocannabinoid-like compound with a broad spectrum of pharmacological properties. CannAmideTM has been designated a product license issuance from the Natural and Non-prescription Health Products Directorate (NNHPD) from Health Canada. We are now investigating commercialization of the product in Canada and other jurisdictions.

We intend to maximize every asset the company holds through commercialization, advancing clinical programs, licensing agreements, new partnerships and more. Our only focus is to rehabilitate Therapix and restore your trust in the company and its management so that we can together reach its full potential.

Sincerely yours,

Amitay Weiss

Investor Contact:

IR@therapixbio.com

Tel: +972-3-6167055

info@therapixbio.com

Forward-Looking Statements:

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses its future plans and goals, including reaching the company’s potential, providing value to shareholders, advancing technology and pursuing strategic opportunities, maximizing the company’s assets and rehabilitating the company. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this letter. The forward-looking statements contained or implied in this letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.